Filed Pursuant to Rule 433 Registration Statement No. 333-275853 September 4, 2024

Final Term Sheet

€800,000,000 3.375% Notes due 2032

€600,000,000 3.625% Notes due 2036

Issuer:	Stryker Corporation

	2032 Notes	2036 Notes

Security Type:	3.375% Notes due 2032	3.625% Notes due 2036

Principal Amount:	€800,000,000	€600,000,000

Maturity Date:	September 11, 2032	September 11, 2036

Interest Payment Dates:	Each September 11, commencing September 11, 2025	Each September 11, commencing September 11, 2025

Day Count Convention:	Actual/Actual (ICMA)	Actual/Actual (ICMA)

Coupon (Interest Rate):	3.375% per annum	3.625% per annum

Benchmark German Government Security:	DBR 1.700% due August 15, 2032	DBR 0.000% due May 15, 2036

Benchmark German Government Security Price/Yield:	€97.10; 2.100%	€76.56; 2.312%

Spread to Benchmark German Government Security:	+132.4 bps	+141.7 bps

Yield to Maturity:	3.424%	3.729%

Mid-Swap Yield:	2.424%	2.499%

Spread to Mid-Swap Yield:	+100 bps	+123 bps

Price to Public:	99.662%	99.008%

Optional Redemption Provisions:

Make-Whole Call:	Prior to June 11, 2032, Comparable Government Bond Rate + 20 bps	Prior to June 11, 2036, Comparable Government Bond Rate + 25 bps

Par Call:	On or after June 11, 2032, at par	On or after June 11, 2036, at par

ISIN:	XS2892944732	XS2892944815

Common Code:	289294473	289294481

Expected Ratings* (Moody’s/S&P):	Baa1/BBB+

Trade Date:	September 4, 2024

Settlement Date**:	September 11, 2024 (T+5)

Joint Book-Running Managers:	Citigroup Global Markets Limited Goldman Sachs & Co. LLC Barclays Bank PLC BNP Paribas Merrill Lynch International

Senior Co-Managers:	Deutsche Bank AG, London Branch HSBC Bank plc MUFG Securities EMEA plc

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the notes will be made against payment therefor on or about September 11, 2024, which is the fifth U.S. business day following the date of the pricing of the notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to that trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes prior to the first business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

UK MiFIR – professionals/ECPs-only /No PRIIPs or UK PRIIPs KID – Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in the European Economic Area (the “EEA”) or UK.

In member states of EEA, this communication is only addressed to, and directed at, a limited number of persons who are “qualified investors” (“EEA Qualified Investors”) within the meaning of Regulation (EU) 2017/1129, as amended. This communication must not be acted on or relied on, in any member state of the EEA, by persons who are not EEA Qualified Investors.

The communication of this term sheet and any other document or materials relating to the issue of the notes is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended. Accordingly, this term sheet and such other documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This term sheet and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This term sheet and such other documents and/or materials are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this term sheet and any other document or materials relates will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this term sheet or any other documents and/or materials relating to the issue of the notes or any of their contents.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Limited toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, Barclays Bank PLC toll-free at 1-888-603-5847, BNP Paribas toll-free at 1-800-854-5674 or Merrill Lynch International toll-free at 1-800-294-1322.